Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Robert Babula, Staff Accountant

     Re: Letter from United States Securities and Exchange Commission dated August 11, 2010 (the “Letter”) to Gateway Energy Corporation (the “Company”)

Dear Mr. Babula:

     As discussed during our telephone conversation earlier this morning, my firm serves as outside securities counsel to the Company. At your request, I am writing this letter to confirm the contents of our telephone conversation from earlier this morning regarding the Letter. As we discussed during that conversation, due to the recent management and director changes at the Company and the need to consult with former management regarding the comments raised in the Letter, the Company requested, and you agreed to, an additional ten business days to respond to the comments contained in the Letter. As a result of that extension, the Company’s deadline for responding is now September 9, 2010.

     If you have any questions regarding the foregoing, please contact me at (303) 892-7413.

Sincerely,

/s/ Timothy D. Rampe

Timothy D. Rampe
          for
DAVIS GRAHAM & STUBBS LLP

TDR:sej cc: J. Marlatt, Gateway Energy Corporation (via e-mail)

Timothy D. Rampe • 303 892 7413 • Tim.Rampe@dgslaw.com